Exhibit 4.1

ADDENDUM TO

SECOND AMENDED AND RESTATED

JOINT VENTURE AGREEMENT

Addendum to Second Amended and Restated Joint Venture Agreement (this “Addendum”) dated as of November 30, 2005, by and among ALFA, S.A. de C.V., a company incorporated under the laws of the United Mexican States (“ALFA”); AT&T Corp. (“AT&T”), a company incorporated under the laws of the state of New York and, upon the consummation of the SBC-AT&T Merger (as defined in the Recitals below) a wholly owned subsidiary of SBC Communications Inc. (“SBC”); AT&T Telecom Mexico Inc., a company incorporated under the laws of the state of Delaware (“AT&TCO”); BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer, a company incorporated under the laws of the United Mexican States (“Bancomer”); Onexa, S.A. de C.V., a company incorporated under the laws of the United Mexican States (“Onexa”); and Alestra, S. de R.L. de C.V., a company organized under the laws of the United Mexican States (“Alestra” or the “Partnership”) (collectively, for the purposes of this Addendum, the “Addendum Parties”).

RECITALS

WHEREAS, ALFA, AT&T, AT&TCO, Bancomer, Onexa, Valores Industriales, S.A.(“Valores”) and Alestra are parties to that certain Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996, establishing Alestra for the purpose of providing telecommunications services in the United Mexican States (“Joint Venture Agreement”), and

WHEREAS, Valores’ interest in Onexa has been acquired by Bancomer, and

WHEREAS, SBC and AT&T have entered into an Agreement and Plan of Merger among AT&T, SBC and Tau Merger Sub Corporation dated January 30, 2005 (“Merger Agreement”), pursuant to which AT&T will become a wholly-owned subsidiary of SBC (“SBC-AT&T Merger”), and

WHEREAS, SBC and AT&T desire that AT&T and AT&TCO remain a party to the Joint Venture Agreement and that AT&T continue its relationship with ALFA, Onexa, Bancomer and Alestra to provide telecommunications services in the United Mexican States in accordance with the terms of the Joint Venture Agreement and other agreements by and among AT&T, its subsidiaries and Alestra, and

WHEREAS, Alestra, ALFA, Bancomer and Onexa desire to retain the relationship with AT&T and AT&TCO and to continue offering telecommunications services in the United Mexican States in association with AT&T.

NOW THEREFORE, in consideration of the mutual promises and commitments set forth in this Addendum and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Addendum Parties do hereby agree to amend the Joint Venture Agreement as follows:

1. Except where defined in this Addendum or where modified by this Addendum, the capitalized terms used in this Addendum shall have the meaning given them in the Joint Venture Agreement.

2. Section 1.01 is amended to modify, amend and restate or add the following definitions:

a.	The first sentence of the definition “Acquisition of Control” is amended to read: “‘Acquisition of Control’ means any transaction that results in, or as a consequence of which, effective control of a Parent or a Partner is acquired directly or indirectly by any Person (‘Acquiring Person’) which, or any Affiliate of which, or any group of Persons deliberately acting in concert (‘Group’) a member of which, is then a Telecom Competitor (or Teléfonos de México, S.A. de C.V. and any of its Affiliates (‘Telmex’) or America Móvil, S.A. de C.V. and any of its Affiliates (‘America Móvil’)), unless each other Parent provided prior consent to the transaction pursuant to Section 8.04.”

b.	“‘AGN Agreement’ means that certain AT&T Global Network Cooperation Agreement dated as of August 6, 2004 by and between AT&T and the Partnership, as amended by that certain Addendum to AT&T Global Network Cooperation Agreement dated as of November 30, 2005, as further amended from time to time.”

c.	“‘Agreement’ means this Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996, as amended by that certain Addendum to Second Amended and Restated Joint Venture Agreement dated as of November 30, 2005 and as the same may be further amended in writing by the Parties, in accordance with its terms, from time to time.”

d.	“‘Bancomer’s Telefonica Interest’ means the minority interest in Telefonica, S.A., (‘Telefonica’) currently held, or subsequently acquired by Bancomer or any of its Affiliates.”

e.	“‘Bond Maturity Date’ means the earlier of (i) June 30, 2010, and (ii) the date on which all bonds issued by the Partnership and outstanding on September 15, 2005 are paid in full, defeased, or refinanced on terms that do not require the Partnership to offer to purchase any such refinanced bonds upon a change in AT&T’s direct or indirect ownership of any equity of the Partnership.”

f.	“‘Consolidated Net Income’ has the meaning ascribed to such term in the Indenture, dated as of November 17, 2003, between the Partnership and The Bank of New York, as trustee, as such Indenture is in effect as of November 4, 2005.”

g.

“‘Debt’ of the Partnership means, without duplication, (a) all obligations of the Partnership for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of the Partnership evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of the Partnership upon which interest charges are customarily paid, (d) all obligations of the Partnership under conditional sale or other title retention agreements relating to property acquired by the Partnership, (e) all obligations of the Partnership in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by the Partnership, whether or not the indebtedness secured thereby has been assumed, (g) all guarantees by the Partnership of indebtedness of others, (h) all capital lease obligations of the Partnership, (i) all obligations, contingent or otherwise, of the Partnership as an account party in respect of letters of credit and letters of guaranty and (j) all obligations, contingent or otherwise, of the Partnership in respect of bankers’ acceptances. The Debt of the Partnership shall include the Debt of any other entity (including any partnership in which such Person is a general partner) to the extent the Partnership is liable therefor as a result of the Partnership’s ownership interest in or other relationship with such entity, except to the extent the terms of such Debt provide that the Partnership is not liable therefor. The calculation of Debt shall be net of any unencumbered cash, unencumbered US or Mexican government securities and unencumbered commercial paper rated A-1/P-1 held by the Partnership.”

h.	“‘EBITDA’ has the meaning ascribed to such term in the Indenture, dated as of November 17, 2003, between the Partnership and The Bank of New York, as trustee, as such Indenture is in effect as of November 4, 2005.”

i.	“‘Global Competitor’ means the entities set forth on Schedule D attached hereto together with any of their Affiliates.” The Joint Venture Agreement is amended to add the attached Schedule A of the Addendum as a new Schedule D to the Agreement.

j.	“‘Indirect Transfer’ means the direct or indirect transfer of any of the capital stock or other equity interest held by a Parent in a Partner.”

k.	“‘Material Equity Interest’ means a direct or indirect beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended) equal to or greater than (x) in the case of MCI, Inc. together with its Affiliates, 7.5% or (y) in the case of any Person together with its Affiliates other than as set forth in (x), 5.0%, or any case where a beneficial interest carries or is accompanied with voting rights disproportionately greater than the percentage interest of the equity held, or the Person holding such equity interest (or its Affiliates) has special rights or commercial arrangements to materially participate in the governance (including without limitation, the right to appoint any directors of the Partnership or any successor thereto) or operations of the Partnership (or any successor thereto) or any of its Affiliates (through contractual arrangements or otherwise).”

l.	“‘Other Telecom Services’ means any service that involves the transport of voice, data, images or video by any means and which is not a Business Plan Service, a

Strategic Service, a Complementary Business Plan Service or a service substantially similar to, or directly substitutable for, such services.”

m.	“‘Party’ means ALFA, AT&T, AT&TCO, Bancomer, Onexa, and any Person (other than the Partnership) which becomes a party to this Agreement, and in any case their respective successors and permitted assigns.”

n.	“‘SBC’ means SBC Communications Inc.”

o.	“‘SBC’s TAM Interest’ means the minority interest in Telmex and the minority interest in America Móvil, or any combination thereof, currently held by or subsequently acquired by SBC or any of its Affiliates (Telmex and America Móvil and their respective Affiliates collectively referred to as ‘TAM’) and any existing or future agreements entered between SBC or any of its Affiliates and Telmex and America Móvil.”

p.	“‘Telecom Competitor’ means any Person which engages directly or indirectly in the offering or provisioning in the Territory of one or more services substantially similar to or directly substitutable for any service listed as a Business Plan Service under the ‘Included’ column or any Strategic Service in each case as of November 4, 2005, which are set forth on Schedule E hereto; provided, however, in no event shall any of the Parties, their respective Affiliates, or either Telmex or America Móvil constitute a Telecom Competitor.” The Joint Venture Agreement is amended to add the attached Schedule B of the Addendum as a new Schedule E to the Agreement.

3. The introductory clause of Section 3.02 is amended in its entirety to read:

“Unless otherwise approved by the Board (or in the case of any of the following activities outside of the Territory, unless approved unanimously by the Board), the Partnership shall not engage in any of the following activities (each an “Excluded Service”):”

4. A new Section 3.03(c) and a new Section 3.03(d) are added to read as follows:

“(c) This Section 3.03 and Section 3.05 shall not be deemed to apply to SBC’s TAM Interest or Bancomer’s Telefonica Interest, and, subject to the notification provisions set forth in this Section 3.03(c) below, in no event shall any of the following trigger any obligation under either this Section 3.03 or Section 3.05: (i) the offering or provisioning of one or more services (A) by SBC or any of its Affiliates (either alone or jointly with any Third Parties) that are not substantially similar to or directly substitutable for any service listed as a Business Plan Service under the ‘Included’ column as of November 4, 2005, which are set forth on Schedule E hereto, or (B) by TAM or offered jointly by or in collaboration between TAM and SBC or any of their Affiliates, (ii) the offering or provisioning of any Service to the Reserved Accounts (as each term is defined in the AGN Agreement) by AT&T or any of its Affiliates or (iii) the ownership or participation in any Person offering or providing services described in clause (i) or (ii) above, or acting in conjunction therewith.

If AT&T or its Affiliates desires to offer a service not otherwise prohibited by this Agreement (including, without limitation, any Strategic Service) within the Territory (other than Services to a Reserved Account, or services by TAM or offered jointly by or in collaboration between TAM and SBC or any of their Affiliates, whether pursuant to the AGN Agreement or otherwise), it shall endeavor to advise the Partnership (and evaluate opportunities to jointly offer with the Partnership) as early as is reasonable under the circumstances in the planning process, but in no event less than (i) with respect to any service other than Strategic Services, 60 days and (ii) with respect to Strategic Services, 120 days, prior to the planned introduction of such service. With respect to any Strategic Service so evaluated by the Partnership, AT&T and the Partnership will use reasonable efforts to jointly develop a business plan reflecting the potential opportunity to jointly offer the Strategic Service, unless the Partnership and AT&T mutually agree not to develop such business plan. Notwithstanding AT&T’s obligation to notify and discuss such proposed service(s) with the Partnership (and, if applicable, notwithstanding the obligations of the Partnership and AT&T with respect to the development of a joint business plan reflecting the potential Strategic Service opportunity), AT&T shall have no obligation to participate with the Partnership (and neither the Partners nor the Partnership shall have any right to participate) or offer an opportunity to the Partnership to participate in offering the service(s), and may, in its sole and absolute discretion, pursue such opportunity on such terms and conditions as it may deem appropriate.

(d) For as long as the AGN Agreement remains in full force and effect, the Partnership shall not, and shall not permit any Affiliate to, introduce, offer, promote, manage, operate, control or maintain any cross border service substantially similar to or directly substitutable for any Service (as defined in the AGN Agreement) offered by AT&T or any of its Affiliates (other than TAM), to any Reserved Accounts or to any customer that is receiving any Service (as defined in the AGN Agreement) from AT&T or any of its Affiliates pursuant to the AGN Agreement.”

5. Section 3.04(a) is amended to add the following sentence to the end of that section:

“SBC’s TAM Interest and Bancomer’s Telefonica Interest shall each be treated as if it were listed nunc pro tunc in Appendix 3 of the Agreement.”

6. Section 3.04(b) is amended (i) to insert the words “any other Section of” after the word “in” in line two, and (ii) to insert “except for SBC’s TAM Interest and Bancomer’s Telefonica Interest” immediately after the “provided, however,” in the sixth line of the Section, and (iii) to delete the words “date hereof” in the eleventh line and add “October 16, 1996” in its place.

7. Section 3.05(a) is amended to insert the words “or its Affiliates” after the word “Parent” in line one.

8. Section 3.05(b) is amended and restated in its entirety to read as follows:

“If a Strategic Service Plan developed by the task force (including a schedule of capital contributions required for offering, operating and maintaining the related Strategic Service) is approved by the Board within 30 days after its presentation to the Board, the Partnership shall, as soon as is reasonably practicable following such approval, make a good faith effort to introduce and promote within the Territory the Strategic Service substantially in accordance with the Strategic Service Plan or with such changes thereto as are approved in accordance with the terms hereof. If the Strategic Service is introduced by the Partnership pursuant to this Section 3.05(b), it shall be deemed to have been removed from the list of Strategic Services and added to the “Included” list of Business Plan Services on Appendix 2. Notwithstanding the foregoing, if a Strategic Service is added to the “Included” list of Business Plan Services as aforesaid and the Partnership thereafter abandons the introduction thereof for 30 or more consecutive days, such Strategic Service shall be removed from the “Included” list and restored to its former status as a Strategic Service. For the avoidance of doubt, the list of services set forth as a Strategic Service cannot be revised to add additional services without the consent of the Partners unless such Strategic Service is restored to its former status pursuant to this Section 3.05(b).”

9. The first sentence of Section 3.05(c)(i) is deleted and the following two sentences added in its place:

“In no event shall any services offered by TAM or offered jointly by or in collaboration between TAM and SBC or any of its Affiliates trigger any obligations of AT&T or its Affiliates under this Section 3.05(c)(i). If a Strategic Service Plan is presented to the Board but is not approved by the Board pursuant to Section 3.05(b), such Strategic Service shall be deemed to have been removed from the list of Strategic Services in Appendix 2 and each Parent (or its Affiliates) shall be free (subject to the other provisions of this Section 3.05(c) to introduce, offer, promote, manage, operate, control or maintain the Strategic Services to which such Strategic Service Plan relates.”

10. The third and fourth sentences of Section 3.05(c)(ii) are deleted and the following is added at the end of the shortened Section:

“If AT&T (or any of its Affiliates) shall be participating in an Independent Joint Venture, AT&T agrees to negotiate in good faith with respect to granting a license for AT&T Marks for use in the Territory in connection with the marketing and provisioning of the Strategic Service provided however, that AT&T is not obligated to grant a license for any AT&T Marks beyond the date that is 36 (thirty-six) months following the consummation of the SBC-AT&T Merger (it being understood that the terms and limitations set forth in the Service Mark License Agreement shall apply to any grant of a license in this Section 3.05(c)(ii), including without limitation, restricting the use to those of the New License (as defined in the Service Mark License Agreement, as amended) during the period when the New License is in effect) or, if earlier, the date of the termination of the Service Mark License Agreement (as amended).”

11. Section 3.05(d) is amended to add the following to the end of the Section:

“, provided, however, that this Section 3.05(d) shall not apply to SBC’s TAM Interest or Bancomer’s Telefonica Interest”.

12. Section 3.06(a) is amended in its entirety to read as follows:

“(a) If an Other Telecom Service is offered by the Partnership pursuant to a Board vote, it shall be deemed to have been added to the ‘Included’ list of Business Plan Services or the list of Complementary Business Plan Services on Appendix 2, as determined at the time the Board vote is taken.”

13. The second sentence of Section 3.06(b) is amended in its entirety to read as follows:

“The decision whether the Partnership shall offer a Complementary Business Plan Service shall require approval of the Board.”

14. Section 3.07 is amended to add subsection (c) which reads as follows:

“(c) For the avoidance of doubt, and notwithstanding anything contained in this Agreement to the contrary, neither SBC’s TAM Interest nor Bancomer’s Telefonica Interest shall be deemed a subsequent acquisition by a Party within the meaning of Section 3.07 and the provisions of Section 3.07 shall not apply to those interests.”

15. A new Section 3.08 and a new Section 3.09 are added to read as follows:

“3.08 SBC’s Other Interests; Bancomer’s Other Interest The Parties acknowledge, recognize and agree that SBC’s TAM Interest and Bancomer’s Telefonica Interest may compete with the Partnership, directly or indirectly, in the provision of telecommunications services in the Territory, and that none of the obligations and restrictions set forth in Article III shall apply to any activities or services of either Telmex or America Móvil or Telefonica.

3.09 Revenue Commitment and Termination Provisions The Parties acknowledge, recognize and agree that AT&T and the Partnership shall each be obligated to perform in accordance with the terms and conditions relating to the commitments set forth on Appendix 5 of this Agreement and made a part hereof for all purposes. Notwithstanding anything to the contrary herein, no Party shall be relieved in any way from the performance of such obligation except (i) a transaction is executed as described in Section 8.03(h) hereto, (ii) if there is a termination or dissolution of the Partnership in connection with Section 10.02 hereto and Onexa is the Exiting Partner, (iii) if an event occurs giving rise to the right of AT&T to terminate the AGN Agreement, as amended (other than pursuant to the expiration of the AGN Agreement by its terms on June 30, 2010 or arising solely as a result of a Transfer of AT&T’s interest in the Partnership that is not in conjunction with a transaction in connection with Sections 8.03(e) or 8.03(f) hereto), (iv) in the event of fraud or intentional misconduct against AT&T or its Affiliates by Onexa or its Affiliates or (v) if a Force Majeure Termination Event (as defined in Appendix 5) occurs, and then to the extent provided in Appendix 5 hereof.”

16. The third sentence of Section 4.01(a) is amended to read as follows:

“Not later than February 1 of the succeeding year, the Board shall take action to approve or modify the Business Plan.”

17. The first sentence of Section 4.01(c) is amended and restated in its entirety to read as follows:

“The Business Plan may be amended at any time by the Board.”

18. Section 4.02 is amended and restated in its entirety to read as follows:

“4.02 Annual Budget

(a) Each year, the Chief Executive Officer shall present to the Board a detailed operating and capital expenditures budget for the succeeding year, including a description of management’s goals and targets for such year (the ‘Annual Budget’), to be considered by the Board concurrently with its review of the Business Plan. The Annual Budget or any amendment thereto shall be approved by the Board pursuant to a vote of a majority of the Board.

(b) In the event that the Board is unable to agree by February 1 on the proposed Annual Budget for the then current fiscal year, the plan information for such year as shown in the applicable Business Plan shall be controlling for such fiscal year.”

19. Section 5.04 is amended and restated in its entirety to read as follows:

“5.04 Branding of the Partnership’s Services

(a) Pursuant to and in accordance with the terms and conditions of the Service Mark License Agreement, the Partnership shall license the AT&T Marks for use in the Territory in connection with the marketing and provisioning of each Business Plan Service, and shall either develop or license new service marks following the termination of the Service Mark License Agreement.

(b) Each Party has reviewed the Service Mark License Agreement and approves the terms and conditions set forth therein.

(c) Each service offered by the Partnership bearing the AT&T Marks will be offered by the Partnership upon the terms and subject to the conditions (including quality control specifications) set forth in the Service Mark License Agreement or such other agreements as may be entered into from time to time by AT&T and the Partnership.”

20. Section 5.05(d) is amended and restated in its entirety to read as follows:

“(d) The Partnership may (x) interconnect with third party international carriers for purposes of terminating international voice and exchanging data for any third party; provided, however, (A) the Partnership may not utilize the AGN (as such term is defined in the AGN Agreement) for traffic from any carrier not an Affiliate of AT&T unless the Partnership obtains the prior written consent of AT&T and (B) that any international voice that is transmitted to the United States by the Partnership shall be terminated by AT&T or its Affiliates, and (y) offer voice-over-internet-protocol services if such services are marketed entirely within the Territory and the Partnership takes reasonable steps and precautions to assure on an ongoing basis that the customers of the voice-over-internet-protocol services have a billing address in the Territory and that no voice-over-internet-protocol customer equipment shall be shipped by or with the knowledge of the Partnership outside the Territory.”

21. Section 5.06(a) is amended and restated in its entirety to read:

“Each of the Partners agrees to assign individuals to serve on a steering committee (the ‘Steering Committee’) for the Partnership. The membership of the Steering Committee shall consist of one person and one alternate (who will attend meetings only in the absence of the principal Steering Committee member unless the Committee Coordinator allows alternates to attend meetings as observers) appointed by each Partner. A Partner may remove and replace its designees at any time upon notice to the Partnership and the other Partners. The committee member appointed by Onexa shall serve as the Committee Coordinator. The Committee Coordinator shall be responsible for coordinating the activities of the Committee, although any member of the Steering Committee may require that a meeting of the Steering Committee be held for any matter. Matters presented for vote by the Steering Committee will be decided by a vote of a majority of the members of the Steering Committee. No member of the Steering Committee, including the Committee Coordinator, shall have a tie-breaking or casting vote. If the Steering Committee reaches deadlock on a matter presented for vote by the Committee, the Committee shall first refer the matter to appropriate senior management of each Parent for further discussion and, after reasonable efforts of such senior management to reach a mutually agreeable outcome, the Committee shall present such matter for further action by the Board. The Committee shall function until terminated by the Board. In the event the Board decides not to continue the Steering Committee, the Partners will determine whether, and if so, how, to continue the functions fulfilled by the Steering Committee.”

22. The text of Section 5.09 is deleted and the following is substituted therefor:

“Intentionally Omitted.”

23. The second sentence of Section 6.01(c) is amended to read:

“Individuals who sit on a Parent’s (or any of its Affiliate’s) board of directors will be eligible for election as Directors; provided, however, that a Partner may, to the extent permitted under and in accordance with Article TWENTIETH of the By-Laws, disqualify any nominee from eligibility.”

24. Section 6.01(h) is amended and restated in its entirety to read as follows:

“(h) The Board shall be chaired (or co-chaired) by Directors who shall not be Officers or employees of the Partnership or any of its Subsidiaries. Onexa shall be entitled to designate the Chairperson(s). In the event that the Partners fail to elect as their Chairperson(s) the candidate(s) designated by Onexa, Onexa may nominate additional candidates until the Partners, pursuant to a Partner Vote, elect person(s) nominated by Onexa to serve as Chairperson(s) of the Board. Onexa shall be entitled to designate the Secretary of the Board and the alternate Secretary, who shall be elected by a majority of the Directors, including the affirmative vote of at least one Director appointed by each of the holders of the Series A Social Part and the Series B Social Part. In the event that the Directors fail to elect as their Secretary or as the alternate Secretary the person designated by Onexa, Onexa may nominate additional candidates until a person nominated by Onexa is elected by a majority of the Directors, including the affirmative vote of at least one Director appointed by each of the holders of the Series ‘A’ Social Part and the Series ‘B’ Social Part.”

25. Section 6.01(j) is amended and restated in its entirety to read as follows:

“(j) The Board of Directors may appoint from among its members the following Committees and such other Committees as it deems appropriate to which the Board may delegate its authority without renouncing it: Audit, Organization and Compensation, and Finance. Each Committee will have a charter approved by the Board. Each Committee will have an equal number of representatives from among the Directors nominated by Onexa and the Directors nominated by AT&TCO. Each Committee shall have a chairperson elected from among its Director-members for a term that is co-terminus with such member’s term as a Director. Onexa shall be entitled to designate the chairperson(s) of each Committee. Matters presented for vote by the Committee will be decided by a vote of a majority of the members of the Committee. If a Committee reaches deadlock on a matter presented for vote by the Committee, the Committee shall first refer the matter to appropriate senior management of each Parent for further discussion and, after reasonable efforts of such senior management to reach a mutually agreeable outcome, the Committee shall present such matter for further action by the Board. Unless so delegated as provided above, Committees shall not have authority to act on behalf of the full Board. The Board shall be informed of all decisions taken by a Committee and may review and reconsider any such decision, but shall not be required to act based on any decision taken or recommendation made by a Committee.”

26. Section 6.02(c) is amended and restated in its entirety to read as follows:

“(c) The Chief Executive Officer shall be nominated and appointed by the Board. The Board shall endeavor to cause the nomination of candidates who are willing to remain employed as Chief Executive Officer for a term of at least five (5) years.”

27. Section 6.04(b) is amended and restated in its entirety to read as follows:

“(b) The Chief Executive Officer may be removed by the Board. An Officer (other than the Chief Executive Officer) may be removed at any time from his or her position by the Board or by the Chief Executive Officer.”

28. Section 7.02(c) is amended to delete subsections (i), (ii), (iii), (viii), (x), (xi) and (xii), and to renumber the remaining subsections accordingly as consecutively numbered subsections.

29. Section 7.02(c)(iv), (Section 7.02(c)(i) as renumbered by paragraph 28 of this Addendum), is amended to read as follows:

“the entry into, or amendment of, any transaction with any Party or Affiliate of any Party, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of service, unless such transaction otherwise is expressly provided for under this Agreement or the value of such transaction (or series of related transactions) does not exceed $3,000,000; provided, however, that under no circumstances (and notwithstanding anything to the contrary contained herein) can the Partnership enter into, amend or modify any transactions with any Party or an Affiliate of any Party if the effect thereof is to (x) materially and adversely affect the Series ‘B’ Partner or (y) adversely affect any contractual right of the Series ‘B’ Partner or its Affiliates;”

30. Section 7.02(c)(vii), (Section 7.02(c)(iv) as renumbered by paragraph 28 of this Addendum), is amended to read as follows:

“the approval of any incentive, deferred, severance or similar compensation plan for the Chief Executive Officer or other Officers of the Partnership;”

31. Section 7.02(c)(xiv), (Section 7.02(c)(viii) as renumbered by paragraph 28 of this Addendum), is amended and restated in its entirety to read as follows:

“the entry into (A) any transaction involving the acquisition of another Person (whether by merger, stock purchase or otherwise) by the Partnership if either (i) the Person being acquired is wholly or partially located or provides any services outside of the United Mexican States, or (ii) in the reasonable good faith determination of the Partner opposing such transaction the effect of such transaction is to (a) cause the Partnership Debt to EBITDA ratio to exceed 5 times (based on a pro forma adjustment of the Partnership’s most recent quarterly financial statements, and calculated after giving effect to the proposed transaction calculated prior to the execution of the proposed transaction), (b) require the Series ‘B’ Partner to contribute additional capital to the Partnership, (c) entail a disproportionate adverse treatment of the Series “B” Partner’s ownership interests or rights in relation to the treatment of the ownership interests and rights of any other Partner, or (d) utilize less than fair market value for purposes of determining dilution / accretion of the Partners or (B) any asset sale not in the ordinary course of business the proceeds of which would be in excess of $10,000,000;”

32. Section 7.02(c)(xxi), (Section 7.02(c)(xii) as renumbered by paragraph 28 of this Addendum), is amended and restated in its entirety to read as follows:

“the offering of any service in any geographic region outside of the Territory; provided, however, that for the avoidance of doubt, no Partner Vote shall be required in connection with the Partnership providing voice-over-internet-protocol services in the manner set forth in Section 5.05(d)(y);”

33. Section 7.02(c)(xxv), (Section 7.02(c)(xvii) as renumbered by paragraph 28 of this Addendum), is amended and restated in its entirety to read as follows:

“as provided in Sections 2.03(e), 3.07(a), 3.07(b), 6.01(h), 8.04(l), 10.01, 10.03, 10.05 and 13.07.”

34. Section 7.04(b) is amended and restated in its entirety to read as follows:

“Unless otherwise provided in this Agreement or in the By-Laws, the requisite vote for approval of any matter to be decided by the Board of Directors pursuant to the By-Laws or this Agreement shall be a resolution of the Board of Directors adopted by a majority of the entire Board of Directors except that the affirmative vote of at least one Director appointed by each of the holders of the Series A Social Part and the Series B Social Part shall be required for the election of the Secretary (and alternate Secretary as provided in Section 6.01(h)) and the approval of any matter decided by the Board relating to a decision that the Partnership should commence bankruptcy, liquidation or similar proceedings.”

35. Section 8.03 is amended by adding new sections (e), (f), (g), (h), (i) and (j) after 8.03(d) as follows:

“(e) If Onexa receives an offer to Transfer 100% of the Equity Interests held by Onexa to a third party or parties which are not an Affiliate of Onexa (a ‘Third Party’) pursuant to a Bona Fide Offer (as defined below) then Onexa shall give notice of such event to AT&TCO (the ‘Offer Notice’), which shall include the following information: (i) the date of the Offer Notice, (ii) the name and address of the Third Party, (iii) the proposed consideration to be paid for the Equity Interest in reasonable detail, (iv) the proposed date of the transaction, which shall be not less than 60 days after the date of the Offer Notice, and (v) confirmation as to whether Onexa will accept or decline the Bona Fide Offer. Notwithstanding anything to the contrary in this Agreement, if Onexa proposes to accept the Bona Fide Offer to Transfer 100% of the Equity Interests then Onexa shall have the right, subject to compliance with the provisions of this Section 8.03(e), to require AT&TCO to include in such sale (a ‘Required Sale’) all of the Equity Interests then held by AT&TCO by providing written notice of the Bona Fide Offer and the Required Sale to AT&TCO. Such notice shall set forth in addition to the information contained in the Offer Notice, confirmation that Onexa is Transferring 100% of its Equity Interest, and the proposed date of the transfer of AT&TCO’s Equity Interest (the ‘Required Sale Date’) which shall be not less than 30 nor more than 180 days after the date of such notice (such time frame subject to extension in connection with a Person’s good faith efforts to obtain any requisite regulatory approvals). AT&TCO shall cooperate in good faith with Onexa with consummating the Required Sale (including, without limitation, the giving of consents). On the Required Sale Date, AT&TCO shall deliver, free and clear of all liens, claims or encumbrances, all Social Part Certificates, duly endorsed and in proper form for transfer to such Third Party in the manner and at the address indicated in the Required Sale Notice, and Onexa shall cause the Third Party to purchase from AT&TCO its Equity Interests in accordance with the notice referred to above. If Onexa is seeking to Transfer its Equity Interest under this Section 8.03(e), it shall first offer to sell such Equity Interest to AT&TCO. The terms of Sections 8.04(m)(ii)-(iv) shall apply to such offer to sell the Equity Interest, mutatis mutandis.

‘Bona Fide Offer’ shall mean a solely cash offer (whether in the form of a purchase of Equity Interests, merger, recapitalization, or otherwise) to acquire Equity Interests for the acquiring party’s own account and without contemplating the subsequent transfer to Onexa or any Affiliate of Onexa of the Social Part Certificates or any rights directly or indirectly related to the Social Part Certificates, including without limitation any voting rights, dividend rights, or any liens, charges, encumbrances or third party rights of any kind.

(f) Notwithstanding any other provision to the contrary in this Agreement, in the event Onexa proposes to make a Transfer of 100% of its Equity Interests in the Partnership and elects not to exercise its right under Section 8.03(e) to require AT&TCO to sell its Equity Interest, then AT&TCO shall have the right to participate in such Transfer with respect to any Equity Interests on terms and conditions no less favorable to AT&TCO than those by which Onexa Transfers its Equity Interest. If AT&TCO exercises its right to participate in such a transaction, it shall provide written notice to Onexa within 30 days after receiving the Offer Notice (the ‘Tag Along Notice’). Such Tag Along Notice shall set forth (i) the date of the notice, and (ii) confirmation that AT&TCO accepts the Bona Fida Offer and will Transfer 100% of its Equity Interest. Onexa shall cooperate in good faith with AT&TCO with consummating the sale in connection with the exercise of AT&TCO’s rights under this Section 8.03(f) (including, without limitation, the giving of consents).

(g) Notwithstanding anything to the contrary herein, but subject to Sections 8.03 (e) and (f), from and after the SBC-AT&T Merger, AT&TCO shall not make a Transfer that will cause it to cease to continue to be the ‘beneficial owner’ (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended) directly or indirectly, of less than 25% in the aggregate of the total voting power of the Voting Securities of the Partnership until a date that is 30 days after the Bond Maturity Date.

(h) In the case of any transaction or series of transactions (i) where Onexa directly or Onexa’s Parent(s) or any Affiliate of Onexa indirectly (including through the Transfer or merger involving the equity interest of Onexa or any Affiliate of Onexa) Transfers 50% or more of its Equity Interests (including without limitation the right to vote such Equity Interests whether pursuant to record ownership or otherwise) to one or more Third Parties, regardless of whether such Transaction includes AT&TCO’s Equity Interest, or (ii) resulting in any Material Equity Interest in the Partnership (or its successor) being held by a Global Competitor (except if the Material Equity Interest was acquired by a Transfer by AT&TCO of its Equity Interest) then, in either case any and all obligations of AT&T and its Affiliates will (i) automatically (and without further action) be fully and finally terminated in respect of the ‘Purchase Commitment Payments’ set forth in Appendix 5 to this Agreement, (ii) if AT&T so elects by delivering notice to that effect to Onexa and Alestra at any time thereafter, terminate with respect to the Service Mark License Agreement, along with a termination of all other brand licenses or similar rights to use AT&T brands in favor of Alestra, and (iii) if AT&T so elects by delivering notice to that effect to Onexa and Alestra at any time thereafter, terminate with respect to that certain AGN Agreement and said agreement will automatically (and without further action) terminate in accordance with its terms. Upon any such election by AT&T with respect to the AGN Agreement, AT&T shall have the power to exercise all existing rights under the AGN Agreement, including without limitation, the right, but not the obligation to lease the AGN Nodes in accordance with the terms of the AGN Agreement. AT&T may assign its rights to lease such AGN Nodes to a trust or other entity of its choosing, subject only to the requirement that such Person be eligible to own such equipment under Mexican law.

(i) If not otherwise addressed in the AGN Agreement, any Transfer by Onexa pursuant to Section 8.03(h) shall require the Person acquiring the interest in the Partnership to negotiate in good faith with AT&T to allow for a transition period on commercially reasonable terms in connection with AT&T exercising its rights under Section 8.03(h).

(j) For the avoidance of doubt, no Party to this Agreement may, through a series of transactions, accomplish under Sections 8.03 and 8.04 what would otherwise be prohibited in a single transaction by any provision under Sections 8.03 and 8.04.”

36. Sections 8.04(a) is amended and restated in its entirety to read as follows:

“(a) Each Parent (i) may cause an Indirect Transfer of its Partner to a financially qualified buyer without the prior consent of the remaining Partner(s), provided that (A) any such transfer complies with the applicable provisions of this Section 8.04, (B) the transferee is not a Telecom Competitor (or Telmex or America Móvil) or an Affiliate of a Telecom Competitor (or Telmex or America Móvil) or any Person acting on behalf of or deliberately in concert with a Telecom Competitor (or Telmex or America Móvil); (C) the transferee is eligible under Mexican law to hold the Social Part; and (D) the transferee agrees to be bound by all of the provisions of this Agreement, as amended, as if such transferee had been an original Party to this Agreement, and (ii) covenants and agrees that, except to the extent authorized in Section 8.04, it shall not authorize the Partner of which it is a Parent to issue capital stock or other equity interests to any Person other than to its owners. Where a Parent proposes to transfer directly or indirectly any Equity Interest to a Telecom Competitor (or Telmex or America Móvil) or an Affiliate of a Telecom Competitor (or Telmex or America Móvil) or any Person acting on behalf of or deliberately in concert with a Telecom Competitor (or Telmex or America Móvil), the Parent shall notify the Partnership, each other Partner and each other Parent in accordance with the provisions of this Section 8.04 and shall obtain the prior consent of the remaining Partner(s), provided, however, that, for the avoidance of doubt, in no event shall this Section 8.04 be applied to, or interpreted to prohibit, or require notification to or consent of any Party to, any transfers or acquisitions of equity of or an Acquisition of Control of, SBC or any Parent (except for a Prohibited Acquisition).”

37. Sections 8.04(b) and (c) are amended to add “or Telmex or America Móvil” after each occurrence of “Telecom Competitor.”

38. Section 8.04(f) is amended and restated in its entirety to read as follows:

“(f) If the Parents do not elect to purchase the entire Offered Amount pursuant to Section 8.04(m), then no election by any Parent to purchase any portion of the Offered Amount pursuant to Section 8.04(m) shall be effective, and the Transferring Parent may, subject to Section 8.04(a), sell all, but not less than all, of the Offered Amount in a Private Sale to any other Person or Persons at an aggregate consideration for which the cash portion thereof is at least equal to the Transfer Price and on terms and conditions no less favorable to the Transferring Parent than those in the Transfer Notice. In connection with a Parent’s attempt to sell the Offered Amount pursuant to this Section 8.04(f), the Partnership and each Party agrees to provide the Transferring Parent with the information and support referred to in Section 8.04(k)(v) in connection with the Transferring Parent’s preparation of an offering memorandum to the same extent as if a Public Offering were being conducted.”

39. Section 8.04(g) is amended and restated in its entirety as follows:

“(g) Notwithstanding anything to the contrary in this Article VIII, Bancomer may transfer to ALFA all or any portion of its Equity Interest. The foregoing transfer(s) may occur at any time and from time to time following the date hereof, upon written notice to the Parties and the Partnership, but without the prior consent of any other Party or the Partnership.”

40. The text of Section 8.04(h) is deleted and the following is substituted therefor:

“Intentionally Omitted.”

41. Section 8.04(i) is amended and restated in its entirety to read as follows:

“Any transaction made in contravention of this Section 8.04, shall be deemed for purposes of this Agreement to constitute an attempted transfer of the affected Partner’s Social Parts in violation of this Agreement and in addition to other remedies provided herein, shall be deemed a material breach of this Agreement.”

42. The penultimate sentence of Section 8.04(l)(v) is amended to substitute “Transferring Parent” for “Transferring Party”.

43. Section 8.04(m)(i) is amended to add the following to the end of the Section:

“If AT&T is not, or may not be, eligible under Mexican law to acquire all or any portion of the Offered Amount not purchased by ALFA or Bancomer, AT&T may assign its rights to purchase such Offered Amount to a trust or other entity that would be legally qualified to hold the interest in the Partner or its Parent.”

44. Section 8.04(m)(ii) is amended to insert a period after “‘…Notice Date’)” in the second sentence and by deleting the remainder of that sentence and the last two sentences of the subsection.

45. The first two sentences of Section 8.04(m)(iii) are amended and restated in their entirety to read:

“(iii) Following the delivery of a Transferring Notice, the Secretary shall promptly convene a meeting (a “Transfer Meeting”) of the Parents to be held within sixty (60) calendar days following the Notice Date. At the Transfer Meeting, the Parents other than the Transferring Parent shall be permitted to purchase all or a portion of the Offered Amount.”

46. Section 8.04(m)(iv) is amended and restated in its entirety to read:

“(iv) Transferring Notices shall expire on the closing of the sale of the Offered Amount pursuant to Section 8.04(e).”

47. Section 8.05(a) of the Joint Venture Agreement is amended and restated in its entirety to read:

“(a) Not later than the tenth (10th) calendar day following the date on which a Partner shall become aware of the occurrence of an Acquisition of Control with respect to such Partner (‘Acquired Partner’), the Acquired Partner shall provide written notice thereof (the ‘Control Notice’) to the Partnership and to each Parent. In addition, any Party that becomes aware of the occurrence of an Acquisition of Control with respect to any Partner shall be entitled to deliver a Control Notice to the Partnership and to each Parent. A Control Notice shall describe in detail the circumstances under which the Acquisition of Control shall have occurred to the extent known to such Party.”

48. Section 8.05(b) of the Joint Venture Agreement is amended and restated in its entirety to read:

“(b) If a Control Notice is delivered pursuant to this Section 8.05 in connection with an Acquisition of Control with respect to a Partner, unless and until the event which caused the Acquisition of Control has been reversed, rescinded or otherwise eliminated, the Acquired Partner, subject to the following sentence, shall (i) no longer be entitled to cast a vote in connection with a Partner Vote, (ii) not be entitled to designate any individuals to serve on the Board of Directors, and (iii) not be entitled to receive any Partnership information provided to the other Parties or Directors by the Partnership, other than information that would be required for the Acquired Partner to be able to continue to perform its respective obligations to the Partnership or the other Parties or to reverse, rescind or otherwise eliminate the Acquisition of Control and information required by law to be provided to security holders of the Partnership or the Acquired Partner. In the event of an Acquisition of Control of Onexa which is caused solely as a result of the acts of ALFA on the one hand, or of Bancomer on the other hand, then whichever of ALFA or Bancomer did not cause such Acquisition of Control of Onexa, (x) shall continue to be entitled to instruct Onexa on how to vote, and Onexa shall be entitled to continue to vote, in connection with a Partner Vote, and Onexa and whichever of ALFA or Bancomer did not cause an Acquisition of Control shall have all other rights and obligations accorded to it under this Agreement; (y) shall be entitled to instruct Onexa to nominate, and Onexa shall be entitled to continue to nominate, all of the Directors Onexa is entitled to nominate under this Agreement, and (z) shall be entitled to receive directly all information which would have been delivered to Onexa were it not an Acquired Partner

(such information being in addition to information which is delivered directly to Parents pursuant hereto). The provisions of this Section 8.05(b) shall not be applicable if and to the extent the implementation thereof would result in a violation of Mexican law.”

49. Section 8.05(g) of the Joint Venture Agreement is amended to add “(or Telmex or America Móvil)” after each occurrence of “Telecom Competitor”, and to add “(on behalf of itself and any Person in Control of such Parent)” after the word “Parent” in line one.

50. A new Section 8.05(h) is added to read:

“(h) Notwithstanding anything to the contrary in Section 8.05, SBC’s TAM Interest, including any additional interest in TAM acquired by SBC, shall not constitute an Acquisition of Control or be subject to this Section 8.05.”

51. A new Section 8.05(i) is added to read:

“So long as SBC has the right to designate at least one member to the board of directors or the executive committee of Telmex or America Móvil, AT&T agrees that: (a) none of the individuals nominated to serve as AT&T’s representatives on the Partnership Board of Directors or Steering Committee shall have any direct or indirect responsibility for SBC’s relationship with Telmex or America Móvil or serve (or for twenty-four (24) months after serving on the Partnership Board of Directors serve) on either the Telmex or America Móvil board of directors or executive committee; and (b) none of the officers of AT&TCO nor any individuals serving on AT&TCO’s board of directors shall serve as directors or officers of any SBC Affiliate holding any interest in Telmex or America Móvil. In addition, SBC shall establish and enforce a policy against the transfer of non-public information about Alestra to TAM. Except for general support personnel, such as legal, financial, human resources and procurement, and for senior officers of SBC required by the U.S. Securities and Exchange Commission to file a Form 4 and senior management reporting to them, SBC shall assign different employees to work with Alestra on the one hand and with TAM on the other hand on matters that are either strategic or competitively sensitive to Alestra.”

52. A new Section 8.05(j) is added to read:

“(j) The provisions of Section 8.05(i) shall be null and void and shall not be enforceable against AT&T or its Affiliates commencing twenty-four (24) months after the earlier of the following events: (A) AT&T sells all of its interest in the Partnership other than to its Affiliates, and (B)(x) SBC does not have the right to designate at least one member of the governing board or the executive committee of either Telmex or America Móvil and (y) neither SBC nor any of SBC’s Affiliates are (at the time of the determination) seeking or planning to seek new customers for the same telecommunications services jointly with Telmex within the Territory that are directly substitutable for those services listed as Business Plan Services under the ‘Included’ column as of November 4, 2005 which are set forth on Schedule E hereto.”

53. Section 10.02(c) of the Joint Venture Agreement is amended to add “or Telmex or America Móvil” after each occurrence of “Telecom Competitor.”

54. Section 15.01(b) is amended and restated in its entirety as follows:

“(b)	If to AT&T:

AT&T Corp.

c/o SBC Communications Inc.

175 East Houston Street, Room 1230

San Antonio, Texas 78205

Facsimile Number: 210-351-3257

Attention: Senior Vice President and Associate General Counsel”

55. Section 15.01(d) is amended to substitute “Armando Garza-Sada” for “Alfonso Gonzalez Migoya”.

56. Section 15.01(e) is amended to substitute “Lic. Carlos Jimenez” for “Lic. Leopoldo Marroquin”.

57. A new Section 15.01(h) is added to read as follows:

“(h)	If to Bancomer:

BBVA Bancomer S.A.

Av. Universidad 1200

Col. Xoco, C.P. 03339, Mexico, DF

Attn: Director Corporativo de

Recuperacion de Credito

Director Juridico de Asuntos

Internacionales y de Mercados”

58. ALFA, Bancomer, Onexa, and Alestra hereby waive and forever release AT&T, AT&TCO and SBC completely and without reservation or condition from any and all claims they might have that AT&T’s entry into the Merger Agreement or consummation of the SBC-AT&T Merger constitutes a violation of any provision set forth in Article VIII of the Joint Venture Agreement or otherwise constitutes a breach of the Joint Venture Agreement. ALFA, Bancomer, Onexa and Alestra further agree that (a) SBC’s acquisition of control of AT&T and of AT&TCO is not subject to Sections 8.03(a), 8.04(j), 8.04(m), 8.05(a) or 8.05(b) of the Joint Venture Agreement; (b) the provisions of Section 8.04(k) are inapplicable to SBC, AT&T or AT&TCO; and (c) the provisions of Section 8.05 do not apply to AT&T’s entry into the Merger Agreement or to the consummation of the merger and that neither SBC, AT&T nor AT&TCO shall be subject to the provisions of Sections 8.05(b)-(f) by virtue of the SBC–AT&T Merger.

59. ALFA, AT&T, AT&TCO, Onexa, and Alestra hereby waive and forever release Bancomer completely and without reservation or condition from any and all claims they might have that Bancomer’s Telefonica Interest constitutes a violation of any provision set forth in Article III of the Joint Venture Agreement or otherwise constitutes a breach of the Joint Venture Agreement.

60. Any Reference in the Joint Venture Agreement to Visa or Valores Industries, S.A. shall be deemed a reference to Bancomer from and after the time that Bancomer acquired the Visa ownership interest in Onexa.

61. The amendments provided for in paragraphs 3, 8, 9 (but only as to the second sentence thereof), 13, 16, 17, 18, 21 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33 and 34 of this Addendum shall be null and void and shall not be enforceable if (x) SBC no longer has the right to designate at least one member of the board of directors or executive committee of Telmex or America Móvil and (y) neither SBC nor any of SBC’s Affiliates are (at the time of the determination) seeking, or planning to seek, new customers for the same telecommunications services jointly with Telmex within the Territory that are directly substitutable for those services that the Partnership provided as of November 4, 2005.

62. If AT&T fails to meet certain Actual Cumulative Margin milestones by June 30, 2012 (the “2012 Actual Cumulative Margin”), AT&TCO will transfer up to 15% of the total Equity Interest to Onexa, including the governance rights attached thereto and, in the event such transfer amounts to 10% or more of the Partnership’s total Equity Interests, the right to nominate one Series B Director of the Partnership; provided however, that such right to nominate one Series B Director of the Partnership shall be reinstated from and after that time when (x) SBC no longer has the right to designate at least one member of the board of directors or executive committee of Telmex or America Móvil and (y) neither SBC nor any of SBC’s Affiliates are (at the time of the determination) seeking, or planning to seek, new customers for the same telecommunications services jointly with Telmex within the Territory that are directly substitutable for those services that the Partnership provided as of November 4, 2005. Within 15 business days following June 30, 2012, the Partnership will provide AT&T a detailed statement (the “Statement”) consistent with the statements provided during the Purchase Commitment Period showing the Actual Cumulative Margin calculation including the 2012 Actual Cumulative Margin calculation. AT&T shall have sixty (60) days after receipt of such Statement to audit and in reasonable good faith dispute such Statement (the “Audit Period”). If the 2012 Actual Cumulative Margin is at or below $221.9 million, AT&TCO will transfer 15% of the total Equity Interest in the Partnership to Onexa. If the 2012 Actual Cumulative Margin is at or above $242.1 million, AT&TCO will have the right to retain all of its Equity Interest. If the 2012 Actual Cumulative Margin is greater than $221.9 million and less than $242.1 million, AT&TCO will transfer that portion of its Equity Interest to Onexa that is equal to the following formula (the “Interest Formula”): 15% minus (x) 2012 Actual Cumulative Margin minus $221.9 million (y) multiplied by 15% divided by $20.2 million. In no event will the Interest Formula be less than 0% or greater than 15%. If required to make a transfer to Onexa under this paragraph 62, AT&TCO will transfer the required number of shares of its Equity Interest not subject to a reasonable good faith dispute within 10 business days following the Audit Period. Upon resolution of any dispute in a manner favorable to Onexa, AT&TCO shall, transfer such additional Equity Interest within 10 business days. The Parties acknowledge and agree that the percentage interests and Interest Formula referenced in this paragraph shall automatically be appropriately adjusted to reflect any equity issuance, equity dividend, split, recapitalization, merger, reorganization, or other change in the equity of the Partnership which may be made after the date of this Addendum.

63. Within 10 business days after the consummation of SBC-AT&T Merger, AT&T will, or will cause one of its affiliates to send a payment (the “Payment”) to Onexa in the amount of $15,000,000. AT&T will have the opportunity to earn part or all of the Payment back, which will include accrued interest at a rate of 5.45% compounded annually through the date of such payment (the “Accrued Payment”) if AT&T meets certain milestones (calculated as the Actual Cumulative Margin plus the sum of all Available Credits results for all periods from 2006 through 2010 under the SBC Margin Contribution Commitment and Termination Provisions) by June 30, 2011 (the “2011 Actual Cumulative Margin”). Within 15 business days following June 30, 2011, the Partnership will provide AT&T a detailed statement consistent with the statements provided during the Commitment Period showing the 2011 Actual Cumulative Margin calculation. AT&T shall have sixty (60) days after receipt of such statement to audit and in reasonable good faith dispute such statement; after which time the Partnership shall pay such amount that is not subject to a good faith dispute within 10 business days. Upon resolution of any dispute in a manner favorable to AT&T, the Partnership shall, pay such additional amount. If the 2011 Actual Cumulative Margin exceeds $183,200,000, AT&T will start earning part of the Accrued Payment and will earn 100% of the Accrued Payment if the 2011 Actual Cumulative Margin is equal to or exceeds $201,800,000. The calculation (the “Accrued Payment Formula”) to be used for the calculation will be the following:

(x) 2012 Actual Cumulative Margin minus $183,200,000 multiplied by (y) the Accrued Payment, divided by (z) $18,600,000; provided however, in no event will the amount paid under the Accrued Payment Formula exceed the Accrued Payment;

If required pursuant to this paragraph 63, Onexa will make a payment in the amount calculated with the Interest Formula to AT&T within 10 business days following AT&T’s acceptance of the 2011 Actual Cumulative Margin calculation in accordance with the Accrued Payment Formula. ALFA hereby guarantees repayment of 50.1961% of the Accrued Payment earned under the Interest Formula to AT&T. Bancomer hereby guarantees repayment of 49.8039% of the Accrued Payment earned under the Interest Formula to AT&T.

64. Unless otherwise agreed to between Alestra and AT&T, Alestra covenants that it shall spend each year no less than the amount for the year set forth in Alestra’s Business Plan (a copy of the Business Plan is attached as Schedule A to Appendix 5 of the Agreement) for capital expenditures on the AGN (as such term is defined in the Appendix 5 of the Agreement) as directed by AT&T during the Purchase Commitment Period (as defined in Appendix 5 of the Agreement), such amount hereinafter referred to as the “Annual Planned Capital Expenditures”; provided, however, that the Annual Planned Capital Expenditures is subject to upward adjustment as hereafter provided. If AT&T elects from time to time to change the AGN in a manner that would result in Alestra making an investment that would exceed the then current cumulative total of the Annual Planned Capital Expenditures, (the “Cumulative Planned Capital Expenditures”), but is less than 120% of the Cumulative Planned Capital Expenditures, Alestra shall nevertheless still fund such capital expenditures. If AT&T elects from time to time to require Alestra to change the AGN in a manner that would result in Alestra making an investment that exceeds 120% of the Cumulative Planned Capital Expenditures (the amount of such investment that exceeds the 120% amount is hereafter referred to as the “Amount of the Mandatory Adjustment”), and Alestra in good faith objects to funding the Amount of the

Mandatory Adjustment on the basis that the investment does not result in a reasonable return based on a similar investment, AT&T may, at its option, in each such event, nevertheless require Alestra to make the investment provided, however, that the parties agree that there will be a one time reduction to the balance of the Actual Cumulative Margin (as such term is defined Appendix 5 of the Agreement) in an amount equal to the Dollar amount of the Mandatory Adjustment. If the Actual Cumulative Margin as of a CMC Measurement Date exceeds the Cumulative Target for that CMC Measurement Date, then the Cumulative Planned Capital Expenditures shall be adjusted upward by a percentage equal to the percentage by which the Actual Cumulative Margin for such CMC Measurement Date exceeded the Cumulative Target for that CMC Measurement Date.

65. If, prior to June 30, 2011 (or with respect to subsection (y) below, prior to June 30, 2012), (i) a transaction is executed as described in Section 8.03(h) of the Joint Venture Agreement, (ii) there is a termination or dissolution of the Partnership in connection with Section 10.02 of the Joint Venture Agreement and Onexa is the Exiting Partner, (iii) an event occurs giving rise to the right of AT&T to terminate the AGN Agreement, as amended (other than pursuant to the expiration of the AGN Agreement by its terms on June 30, 2010 or arising solely as a result of a Transfer of AT&T’s interest in the Partnership that is not in conjunction with a transaction in connection with Sections 8.03(e) or 8.03(f) hereto), (iv) there is an event of fraud or intentional misconduct against AT&T or its Affiliates by Onexa or its Affiliates, or (v) a Force Majeure Termination Event (as defined in Appendix 5 of the Joint Venture Agreement) has occurred, then (x) Onexa shall make a payment to AT&T of 100% of the Accrued Payment, (regardless of whether such Accrued Payment has been earned under the Formula), (y) the provisions of Paragraph 62 shall be null and void and shall no longer be enforceable and (z) AT&T and its Affiliates shall be relieved of its obligations under Appendix 5 of the Joint Venture Agreement. In such event AT&T may thereafter utilize any previous Credit as an offset for any other amounts that may be or become due from AT&T or any of its Affiliates to the Partnership or any of its Affiliates.

66. Alestra covenants that it will not enter into an agreement to issue new capital stock or other equity in connection with an acquisition of another Person (whether by merger, stock purchase or otherwise) during the 12 month period following the closing of the SBC-AT&T Merger. After such period, Alestra may issue new capital stock or other equity as consideration in connection with the acquisition of another Person so long as (x) Onexa and AT&TCO retain at least 51.1% of the economic and voting interest in Alestra and (y) Onexa and AT&TCO retain ownership in Alestra in proportion to their equity interests as in effect immediately prior to such transaction.

67. This Addendum shall become effective upon the consummation of the SBC-AT&T Merger so long as the SBC-AT&T Merger has received clearance to proceed from the Mexican Federal Competition Commission on terms SBC accepts. Upon the effectiveness of this Addendum, the Addendum to Amended and Restated Service Mark License Agreement attached hereto as Annex A, the SBC Revenue Commitment and Termination Provisions attached hereto as Annex B, and the Addendum to the AGN Agreement set forth as Annex C shall each become effective.

68. In the event that Bancomer’s Telefonica Interest ever exceeds 7.5% of the outstanding beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended) of Telefonica, then Bancomer agrees that it shall establish and enforce a policy against the transfer of non-public information about Alestra to Telefonica similar to the provisions contained in this Addendum that apply to SBC’s TAM Interest.

69. Appendix 2 to the Joint Venture Agreement is amended and restated in its entirety as set forth on Schedule F hereto.

70. This Addendum may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

IN WITNESS WHEREOF, the Parties and the Partnership have caused this Addendum to be executed as of the day and year first written above.

Alestra, S. de R.L. de C.V.	AT&T Corp.

By:	By:
Name: Rolando Zubiran Title: Chief Executive Officer Date: November 30, 2005	Name: Charles P. Allen Title: Treasurer Date: November 30, 2005

ALFA, S.A. de C.V.	AT&T Telecom Mexico Inc.

By:	By:
Name: Carlos Jimenez Title: General Counsel and Secretary Date: November 30, 2005:	Name: Albert G. Morales Title: Vice President, Controller Date: November 30, 2005

BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer	BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer

By:	By:
Name: Fernando Eguiluz Lozano Title: Attorney-in-fact Date: November 30, 2005	Name: Jose Arturo Sedas Valencia Title: Attorney-in fact Date: November 30, 2005

Onexa, S.A. de C.V.

By:
Name: Armando Garza Title: Chairman Date: November 30, 2005

SCHEDULE D

“SCHEDULE A OF ADDENDUM TO

SECOND AMENDED AND RESTATED

JOINT VENTURE AGREEMENT”

GLOBAL COMPETITORS

US ILECs:

Verizon Communications Inc

BellSouth Corp.

Qwest Communications

International, Inc.

US Carriers:

Sprint Nextel Corp.

MCI, Inc.

Global Crossing Ltd.

Integrators:

International Business Machines Corp.

Electronic Data Systems Corp.

US Cable Companies: Cox Communications, Inc. Comcast Corp. Time Warner Cable Inc. Cablevision Systems Corp.

Foreign PTTs:

BT Group PLC

France Telecom SA

Deutsche Telekom AG

NTT DoCoMo, Inc.

Cable and Wireless PLC

Telecom Italia S.p.A.

Telefonica of Argentina, Inc.

PCCW, Ltd.

Singapore Telecommunications

China Telecom Corp. Ltd.

China Netcom Group Corp. (Hong Kong) Ltd.

Videsh Sanchar Nigam Limited (VSNL)

Reliance Infocomm Ltd.

Telstra Corp. Ltd.

KDDI Corporation

SCHEDULE E

“SCHEDULE B OF ADDENDUM TO

SECOND AMENDED AND RESTATED

JOINT VENTURE AGREEMENT”

BUSINESS PLAN SERVICES

Included:

Domestic Long Distance (DLD). Any switched telephone service (including voice, fax and video conferencing) originating in Mexico and terminating to a Mexican destination outside the local service area of the calling station.

International Long Distance (ILD). (a) Any switched telephone service (including voice, fax and video conferencing) originating in Mexico and terminating to a destination outside the country of the calling station; (b) Termination of any switched telephone service (including voice, fax and video conferencing) of any international incoming traffic in Mexico. The inclusion of this International Long Distance definition shall not be deemed to restrict AT&T and its affiliates from utilizing other parties to terminate its International Long Distance traffic in Mexico.

Operator Services. Voice oriented services within Mexico including toll and assistance, listing services and intercept, which make use of an operator services network capability.

Card Services (include Prepaid Card). A service that allows purchase of telecommunications services through cards or accounts issued in Mexico.

Interconnection to Direct Services. (USADirect Service/WorldConnect Service/1-800 CALLATT Service/etc). ILD services marketed, sold and provided by AT&T to U.S. customers which allow AT&T customers to call the US from Mexico. In Mexico, the Partnership provides the Mexican half channel service connecting the AT&T customer’s call originating in Mexico to AT&T’s network in the United States.

Mexico Direct Services. An ILD service marketed sold and provided by the Partnership to customers in Mexico which allows Partnership customers to call Mexico from locations outside of Mexico. In Mexico, the Partnership provides the Mexican half channel connecting to a corresponding ILD carrier outside Mexico.

800 Services. A switched telephone service that allows users within Mexico to place toll free telecommunications to 800-service subscribers, which does not depend upon the distance or geographic origin of the traffic.

I 800 Service (International). A switched telephone service that allows users within Mexico to place telecommunications to foreign 800-service subscribers that may be, but not necessarily, toll free.

ATM. A service provided to users in México utilizing an interface protocol for multiplexed cell-switched communications in which a) constant-size packets (cell) are used, b) communication channel is shared, c) transmission rate are usually above 1544 or 2048 Kb/s.

Virtual Network Service (VNS, VPN). Service to users in Mexico that enables those users to connect to a network and utilize network resources like voice, data and video as if they were connected directly to it.

Switched Digital. ISDN type services. A range of voice, video and data services provided to users in Mexico within the same network provided through circuit switching technology and standardized interfaces such as primary and basic rate.

Frame Relay. A service provided to users in Mexico utilizing an interface protocol for multiplexed packet-switched communications in which a) variable-sized packets (frames) are used, b) communications channel is shared, and c) transmission rates are usually above 56 kb/s. Notwithstanding the inclusion of Frame Relay on this Schedule E (or any other service included on this Schedule that might be deemed to include Frame Relay service), AT&T and its Affiliates shall not be prevented from providing Frame Relay services in Mexico through Infonet (1) with respect to customers existing as of the consummation of the SBC-AT&T Merger to the extent those customers are already utilizing such service through Infonet or (2) with respect to a potential customer if AT&T or one of its Affiliates has submitted a bid prior to the consummation of the SBC-AT&T Merger to that potential customer to provide such services through Infonet.

Private Line Service (PL). Dedicated telecommunications channels provided to users in Mexico between two points or switched among multiple points. Privately leased for high-volume voice, data, audio or video transmissions. Notwithstanding the inclusion of Private Line Service on this Schedule E (or any other service included on this Schedule that might be deemed to include Private Line Service), AT&T and its Affiliates shall not be prevented from providing Private Line Service in Mexico through Broadwing (1) with respect to customers existing as of the consummation of the SBC-AT&T Merger to the extent those customers are already utilizing such service through Broadwing or (2) to the extent SBC or one of its Affiliates has submitted a bid prior to the consummation of the SBC-AT&T Merger to a potential customer to provide such services through Broadwing.

Personal Number. A number issued in Mexico that uniquely identifies a Mexican concession-holder’s user within a specific network to place, or forward, telecommunications traffic to that user.

Advance Calling Features: Including, Call Answering, Voice Messaging and Message Delivery Service. A set of supplementary features added to conventional telephone services of a

Partnership’s user in Mexico, resulting from the use of digital switching platform or software resources.

Direct access services. A dedicated communications circuit or channel provided in Mexico for the exclusive use of a particular subscriber, often used to connect directly the user facilities to the network providing a telecommunications service.

900 services. A switched telephone service provided in Mexico to a user via which the caller may access other services, on a charge-per-call or charge-per-time basis with a fixed tariff that does not depend upon the distance or geographic origin of the call.

Local services. Any switched telephone service between ends within Mexico inside a geographic area defined as local.

AGN Services. Any service provisioned pursuant to the AT&T Global Network Cooperation Agreement (“AGN Agreement”). Such services are listed in Schedule 18 of the AGN Agreement, as such schedule may be amended from time to time.

Dedicated and Dial up Internet access (including Ethernet service). Wireline Access (either switched, dedicated or always-on) or fixed Wireless Access or portable Wireless Access (but for portable Wireless Access, only with respect to the consumer and small business office / home office markets), point to point and point to multipoint technologies using 2.2-2.7, 3.3-3.8, 7, 10.5, 15 and 23 GHz spectrum, in Mexico that allows users to establish a connection to the Internet World Wide Web, and to be a part of such web with an IP address. Internet access provides computers or other suitable devices with the ability to connect among them for communicating, disseminating and collecting information.

Voice over IP or Voice over the public internet or private networks. Service marketed and sold in Mexico for Voice traffic over data-oriented networks; in the consumer market, traffic can go over the Internet; in the commercial market, this traffic typically goes over private data networks. The foregoing description shall not limit AT&T and its Affiliates, however, from offering or providing voice-over-internet-protocol services if such services are marketed entirely outside of Mexico and AT&T takes reasonable steps and precautions to assure on an ongoing basis that the customers of the voice-over-internet-protocol services have a billing address outside of Mexico and that no voice-over-internet-protocol customer equipment shall be shipped by or with the knowledge of the AT&T to Mexico.

SCHEDULE F

“APPENDIX 2 OF ADDENDUM TO

SECOND AMENDED AND RESTATED

JOINT VENTURE AGREEMENT”

BUSINESS PLAN SERVICES

Included:

Domestic Long Distance (DLD).

International Long Distance (ILD).

Operator Services.

Card Services (include Prepaid Card).

Interconnection to Direct Services.

Mexico Direct Services.

800 Services.

I 800 Service (International).

ATM.

Virtual Network Service (VNS, VPN).

Switched Digital. ISDN type services.

Frame Relay.

Private line Service (PL).

Personal Number.

Advance Calling Features: Including, Call Answering, Voice Messaging and Message Delivery Service.

Direct access services.

900 services.

Local services.

AGN Services.

Dedicated and Dial up Internet access.

Voice over IP or Voice over the public internet or private networks.

Excluded:

Customer premises equipment: fixed and mobile (i.e. sale, purchase, leasing, maintenance, management, monitoring, training and consulting), including equipment and software such as: Computers, Modems, Multiplexors, CSUs, PBXs, Local area network equipment, LANs, Softphones, Telephones, Switching equipment, Routers

Video (including videogames).

Multimedia Services.

CATV. Cable TV.

Equipment warranty and repair.

Civil services.

Training and consulting.

Video software.

Voice Processing / Speech Recognition.

Operation Support Systems.

Full Range of Software products, e.g., “AT&T Interchange Online Network Service”“; “AT&T CommVaul Software, etc.)

POS (point of sale)

ATMs (automated teller machines)

Non-Telecommunications Services, for example:

Financial Services, Credit Card, etc. –other than CPEs leasing.

Data processing (EDS like).

Other telecommunications Services1, for example:

Electronic banking, shopping, etc.

Lotus Notes.

The Imagination Network.

WorldWorx 800 Service.

[1]	Excluded only as selling of content. The sale of underlying telecommunications services to the service providers is an included Business Plan Service.

Air-to-ground/Ground-to-air.

STRATEGIC SERVICES

Cellular, including long distance associated therewith.

PCS services.

COMPLEMENTARY SERVICES

Internet Services.

AT&T EasyCommerce Services, including ATTMail, AT&T Enhanced Fax and electronic data interchange.

Outsourcing services for IT and telecom networks.

“ANNEX B OF ADDENDUM TO

SECOND AMENDED AND RESTATED

JOINT VENTURE AGREEMENT”

APPENDIX 5 TO SECOND AMENDED

AND RESTATED JOINT VENTURE AGREEMENT

AT&T MARGIN CONTRIBUTION COMMITMENT AND TERMINATION PROVISIONS

Contribution Margin Commitment. Subject to the termination provisions of Section 3.09, AT&T and its Affiliates shall purchase Services (as defined below) from the Partnership that generate Actual Cumulative Margin (as defined below) of no less than $164,600,000 (the “Unadjusted Total Commitment Amount”) less the difference, if any, between $38,500,000 and the 2006 Target (defined below) during the period (such period, the “Commitment Term”) starting upon the later of January 1, 2006 or the first day of the month immediately following the consummation of the SBC-AT&T Merger (the “CMC Commencement Date”), and ending June 30, 2010 (such adjusted amount, the “Total Commitment Amount”). The difference between the Unadjusted Total Commitment Amount and the Total Commitment Amount is referred to herein as the “Initial Adjustment.” For the avoidance of doubt, failure to achieve the Total Commitment Amount shall not be deemed a breach of this Agreement, but shall have the consequences as expressly set forth below.

If the CMC Commencement Date occurs on January 1, 2006, then the Actual Cumulative Margin target (the “2006 Target”) for the period beginning on the CMC Commencement Date until the end of calendar year 2006 (the “2006 Period”) shall be equal to $38,500,000. If the CMC Commencement Date occurs after January 1, 2006, then the 2006 Target shall be an amount equal to the product of $3,208,333 and the number of calendar months during the 2006 Period.

The Actual Cumulative Margin targets (each a “Cumulative Target”) for the period (each a “Purchase Commitment Period”) beginning on the CMC Commencement Date through the measurement dates shown below (each a “CMC Measurement Date”) shall be an amount equal to the amount calculated in accordance with the formula set forth adjacent to such dates:

December 31, 2006 – the 2006 Target

December 31, 2007 – $72,700,000 less the Initial Adjustment

December 31, 2008 – $107,300,000 less the Initial Adjustment

December 31, 2009 – $144,300,000 less the Initial Adjustment

June 30, 2010 – Total Commitment Amount

“Actual Cumulative Margin” shall mean an amount equal to all revenue received directly or indirectly by the Partnership or its Affiliates for all Services to AT&T and its Affiliates during the applicable Purchase Commitment Period, plus the amount of the International Switched Voice Credit less the amount of the Qualified Payments associated with such revenue; provided, however, that, in accordance with past practice and as was contemplated in the Partnership’s Business Plan attached as Schedule A to this Appendix 5, for purposes of determining such revenue the revenue for international switched voice long distance sent from AT&T and its Affiliates for termination by the Partnership shall be netted against the revenue for international switched voice long distance sent from the Partnership to AT&T and its Affiliates for termination so long as at no time the monthly average for the trailing six-month period of minutes sent from the Partnership to AT&T or its Affiliates exceeds 10 million minutes. If such monthly average for the trailing six-month period ever does exceed 10 million minutes, the Parties shall negotiate in good faith for a reduction of the remaining Cumulative Targets for the excess minutes. “Qualified Payments” shall mean (i) bona fide payments made by the Partnership for the actual direct costs, including any taxes, to Telmex and other third party providers for access and termination costs for providing Services to AT&T and its Affiliates consistent with past practices, after giving effect to any credits, rebates, price reductions or other offsets and (ii) customer operations transfer fees, network operations transfer fees, sales transfer fees, product marketing and management fees, node maintenance fees, system and network development fees, leasing fees (if any) paid under the Node Lease Agreement and any other fees (if any) paid to AT&T or its Affiliates in connection with Article 8 of the AGN Agreement (but without giving effect to any other fee paid to AT&T or its Affiliates in connection with the AT&T Global Network Cooperation Agreement). In no event shall any payments be included as a Qualified Payment if the associated revenue is not counted toward the Total Commitment Amount. Revenue shall be determined in accordance with Mexican GAAP, consistently applied. “Services” means all services provided by or through the Partnership or its Affiliates, including without limitation, voice services, data services, and AGN services, whether in, or outside of the United Mexican States. “Monthly International Switched Voice Credit” means, for any calendar month, a number equal to the international switched voice contribution margin for the Partnership (defined as international switched voice revenue minus bona fide payments for the actual direct costs, including any taxes for access and termination costs, after giving effect to any credits, rebates, price reductions or other offsets) from parties other than AT&T and its Affiliates multiplied by a fraction the numerator of which is equal to the total international switched voice minutes for such month from parties other than AT&T and its Affiliates minus 40 million, and the denominator of which is equal to the total international switched voice minutes from third parties other than AT&T and its Affiliates for such month. “International Switched Voice Credit” means the sum of all Monthly International Switched Voice Credit calculations for all the months in any Purchase Commitment Period. In no event shall the International Switched Voice Credit be less than zero.

Payment Upon Expiration of Purchase Commitment Periods. In the event that Actual Cumulative Margin as of any CMC Measurement Date is less than the Cumulative Target for such CMC Measurement Date, AT&T shall pay the Partnership an amount equal to the shortfall (the “Make-whole” and each such shortfall payment being a “Credit,” and collectively the “Credits”). (For the avoidance of doubt, if the Actual Cumulative Margin exceeds the Cumulative Target as of any CMC Measurement Date, there shall be no Make-whole payment.) Any Credit shall constitute a prepayment for Services to be provided during the remainder of the Commitment Term in accordance with the terms hereof. Any Credit may be utilized during the next Purchase Commitment Period when the Actual Cumulative Margin plus any existing Credits during such period exceeds the Cumulative Target (the amount by which the Actual Cumulative Margin plus any existing Credits exceeds the Cumulative Target being an “Available Credit”). The amount of each Available Credit, if utilized as a payment for Services, shall be

2

counted, dollar-for-dollar, and reduce the balance of the Credits. After all Credits, if any, have been completely offset, AT&T shall resume paying for Services provided by the Partnership. To the extent that any Credit or any portion thereof remains unused at the end of the Commitment Term and is an Available Credit as of the end of the Commitment Term, such Available Credit shall be used by AT&T or its Affiliates no later than June 30, 2011. Any Credit balance left as of June 30, 2011 shall be waived by AT&T and its Affiliates. (For the avoidance of doubt, an example of such calculation of Actual Cumulative Margin, along with related calculations, is attached hereto for illustrative purposes.)

Make-whole / Access and Audit Rights. No later than fifteen (15) days after the end of a Purchase Commitment Period, the Partnership shall prepare and deliver to AT&T a draft of the final accounting of Actual Cumulative Margin during such Purchase Commitment Period with respect to Services provided to AT&T and its Affiliates, including a detailed break-down of applicable revenue, Qualified Payments performed during the Purchase Commitment Period offsetting any previous prepayment credits (each a “CMC Measurement Date Summary”), any International Switched Voice Credit and, if applicable, an invoice for the amount of the applicable Make-whole the Partnership believes is due. The Parties shall jointly review the Partnership’s calculations in connection with the CMC Measurement Date Summary and the amount, if any, of the Make-whole due as specified on such CMC Measurement Date Summary. Following the Partnership’s delivery of a CMC Measurement Date Summary to AT&T, AT&T shall have sixty (60) days after receipt of such CMC Measurement Date Summary, to audit and in reasonable good faith dispute such CMC Measurement Date Summary; after which time period AT&T shall promptly pay to the Partnership the portion of such Make-whole that is not subject to a reasonable good faith dispute. Upon resolution of any such dispute in favor of the Partnership, AT&T shall promptly pay the Partnership any such additional amount. The amount of any Make-whole due shall be paid by AT&T as provided hereunder, and appropriate adjustments shall be made to the extent the resolution of any disputes result in a reduction of the invoiced amounts. An example of a historical calculation for the Actual Cumulative Margin is included for illustrative purposes. The Parties agree to utilize the format used in the attached historical example for the presentation of future calculations.

AT&T shall have the right from time to time (but no more frequently than once per calendar quarter), as determined by AT&T, to have reasonable access during normal business hours to the Partnership’s books and records (including books and records relating to original invoices, bills and payments to or from Third Parties or to or from AT&T and its Affiliates and the allocation of any such amounts) to verify to AT&T’s reasonable satisfaction the amounts of such payments or receipts. AT&T shall also have the right from time to time, but no more often than quarterly to audit the Partnership’s books and records to verify such payments and receipts. Any such audit shall be (1) performed by a Third Party auditor selected by AT&T and reasonably satisfactory to the Partnership, (2) limited in scope to determining whether amounts have been properly identified and calculated as Actual Cumulative Margin and as Qualified Payments, and for no other purpose, and (3) reasonably designed to achieve such purposes (using sampling and other time/cost saving techniques where appropriate) with an objective to limit disruption of the Partnership’s business. The cost of the Third Party auditor shall be borne solely by AT&T. In furtherance of the foregoing, the Partnership shall capture records and reasonable billing detail and supporting documentation to reasonably verify the CMC Measurement Date Summary and

3

retain such items at least until the amounts shown in such CMC Measurement Date Summary is fully and finally resolved (including, without limitation, during any dispute in connection with the CMC Measurement Date Summary). The Partnership shall have the right to review the results of any such audit performed on behalf of AT&T. The foregoing access and audit rights shall apply also with respect to the determination of the 2011 and 2012 Actual Cumulative Margin.

Force Majeure. If a Force Majeure Event (as hereafter defined) has occurred and is continuing, and AT&T is thereby unable to (x) fully discharge its obligation to generate the Actual Cumulative Margin, then, during the continuation of such Force Majeure Event, the obligations of AT&T to generate the Actual Cumulative Margin and pay any Make-whole shall be suspended during such circumstances (and the Cumulative Targets and associated calculations and the Actual Cumulative Margin milestones set forth in paragraphs 62 and 63 of that certain Addendum dated as of November 30, 2005 to this Agreement (the “Addendum”) shall be reduced proportionally to reflect such periods of suspension) or, alternatively, (y) in part discharge its obligation to generate the Actual Cumulative Margin, then, during the continuation of such Force Majeure Event, the obligations of AT&T to generate the Actual Cumulative Margin and pay any Make-whole shall be suspended in proportion to the inability of AT&T to discharge its obligation during such circumstances (and the Cumulative Targets and associated calculations and the Actual Cumulative Margin milestones set forth in paragraphs 62 and 63 of the Addendum shall be pro-rated during such periods of suspension).

Notwithstanding the foregoing, in the case where the Force Majeure Event occurs and during such Force Majeure Event the Partnership is ready and able to perform its obligations to allow AT&T to discharge its obligations to generate the Actual Cumulative Margin, then the obligations of AT&T to generate the Actual Cumulative Margin and pay any Make-whole shall be suspended during such circumstances, but the time periods in connection with the Cumulative Targets and associated calculations and the Actual Cumulative Margin milestones shall be proportionately extended for each calendar day during such period; and the suspended amounts shall be reinstated after such Force Majeure Event circumstances cease to exist but shall apply instead to the extended periods. Any such time period extension shall also effect an equal extension of the periods set forth in paragraphs 62 and 63 for AT&T to achieve 2011 Actual Cumulative Margin and 2012 Actual Cumulative Margin.

Notwithstanding the foregoing, if the Force Majeure Event occurs in Mexico, and such event exceeds twelve consecutive months during which time the Partnership is not ready and able to fulfill its obligations, then it shall be deemed a “Force Majeure Termination Event” (with the consequences set forth in Paragraph 65 of this Addendum, including without limitation the payment of the Accrued Payment to AT&T by the Partnership).

In the event that either the Partnership or AT&T is rendered rendered unable, in whole or in part, by any circumstances of a Force Majeure Event, to carry out its obligations to the other Party, such affected Party shall give notice to the other as promptly as possible after its occurrence. Notwithstanding the foregoing, the delay or failure to provide any such notice shall only effect the rights of the Parties hereto to the extent a Party is prejudiced by such failure or delay in giving notice. Any Party affected by a Force Majeure Event shall act reasonably under the

4

circumstances to minimize the duration and effect of any such Force Majeure Event on its systems and infrastructure.

“Force Majeure Event” means any event not caused by the actions of the affected Person, that is due to riots, strikes, wars, insurrections, rebellions, terrorist acts, civil disturbances, dispositions or orders of governmental authority, whether such authority be actual or assumed, fires, floods, storms or other acts of God, unavoidable delay in obtaining or unavailability of equipment, materials, services, supplies, or necessary permits or licenses.

5

The following Table is illustrative of the calculation used in this Appendix 5

Formulas:

Make-whole = Cumulative Target + Available Credit0—Actual Cumulative Margin—Credit0

Note: Make-whole will not be less than 0 (zero)

Credit = Credit0 + Make-whole—Available Credit0

Note: If Actual Cumulative Margin is at or greater than $164.6, any Credit amount at June 30, 2010 will have to be used by June 30, 2011.

Available Credit = Actual Cumulative Margin + Credit—Cumulative Target

Note: Available Credit will not be greater than Credit

Definitions:

Make-whole—Amount below the target. SBC will send amount to Alestra.

Credit—Make-whole amount that becomes SBC’s credit for future services.

Credit0—Credit balance from previous measuring period. Credit result from previous period calculation.

Available Credit—Amount of credit that SBC can use for services anytime during the following measuring period

Available Credit0—Credit used during the previous measuring period. Available Credit result from previous period calculation.

Examples:

						June
	2005	2006	2007	2008	2009	2010
Actual services		$35.0	$35.0	$35.0	$35.0	$17.5
Actual Cumulative Margin		$35.0	$70.0	$105.0	$140.0	$157.5

Target		$38.5	$34.2	$34.6	$37.0	$20.3
Cumulative Target		$38.5	$72.7	$107.3	$144.3	$164.6

Make-whole	$0.0	$3.5	$0.0	$0.0	$2.0	$2.8
Credit	$0.0	$3.5	$3.5	$2.7	$4.3	$7.1
Available Credit	$0.0	$0.0	$0.8	$0.4	$0.0	$0.0

Note: In this example, $7.1 million credit is lost by SBC

						June
	2005	2006	2007	2008	2009	2010
Actual services		$35.0	$32.0	$34.5	$37.0	$25.0
Actual Cumulative Margin		$35.0	$67.0	$101.5	$138.5	$163.5

Target		$38.5	$34.2	$34.6	$37.0	$20.3
Cumulative Target		$38.5	$72.7	$107.3	$144.3	$164.6

Make-whole	$0.0	$3.5	$2.2	$0.1	$0.0	$0.0
Credit	$0.0	$3.5	$5.7	$5.8	$5.8	$5.8
Available Credit	$0.0	$0.0	$0.0	$0.0	$0.0	$4.7

Note: In this example, $4.7 out of the $5.8 million credit can be used by SBC no later than June 30, 2011; the remainder credit is lost.

6

						June
	2005	2006	2007	2008	2009	2010
Actual services		$35.0	$32.0	$34.5	$37.0	$30.0
Actual Cumulative Margin		$35.0	$67.0	$101.5	$138.5	$168.5

Target		$38.5	$34.2	$34.6	$37.0	$20.3
Cumulative Target		$38.5	$72.7	$107.3	$144.3	$164.6

Make-whole	$0.0	$3.5	$2.2	$0.1	$0.0	$0.0
Credit	$0.0	$3.5	$5.7	$5.8	$5.8	$5.8
Available Credit	$0.0	$0.0	$0.0	$0.0	$0.0	$5.8

Note: In this example, the full amount of the $5.8 million credit can be used by SBC no later than June 30, 2011.

7

Schedule A

Business Plan

US$ in thousands	2005	2006	2007	2008	2009	2010
Revenues
AGN Services	17,645	40,074	57,823	62,583	70,579	79,364
Data Services migrating to AGN	23,133	12,413	958	0	0	0

Subtotal AGN & AGN related	40,778	52,487	58,781	62,583	70,579	79,364
Incoming ILD	66,713	63,955	64,200	63,223	62,314	62,440

TOTAL	107,491	116,442	122,981	125,805	132,893	141,804

Costs
AGN Services	(4,563)	(12,590)	(18,689)	(21,062)	(24,071)	(27,508)
Data Services migrating to AGN	(6,544)	(3,913)	(319)	0	0	0

Subtotal AGN & AGN related	(11,107)	(16,504)	(19,009)	(21,062)	(24,071)	(27,508)
Incoming ILD	(41,445)	(47,377)	(51,591)	(51,793)	(52,101)	(52,481)

TOTAL	(52,553)	(63,881)	(70,599)	(72,855)	(76,172)	(79,989)

Marginal Contribution
AGN Services	13,082	27,484	39,134	41,521	46,508	51,856
Data Services migrating to AGN	16,589	8,500	638	0	0	0

Subtotal AGN & AGN related	29,671	35,984	39,772	41,521	46,508	51,856
Incoming ILD	25,268	16,578	12,609	11,429	10,213	9,959

TOTAL	54,939	52,562	52,381	52,950	56,721	61,815

OPEX
AGN Services	(4,740)	(8,271)	(14,923)	(15,211)	(16,195)	(17,146)
Data Services migrating to AGN	(5,821)	(2,562)	(247)	0	0	0

Subtotal AGN & AGN related	(10,561)	(10,834)	(15,170)	(15,211)	(16,195)	(17,146)
Incoming ILD	(254)	(802)	(973)	(973)	(974)	(985)

TOTAL	(10,815)	(11,635)	(16,143)	(16,185)	(17,169)	(18,131)

EBITDA
AGN Services	8,342	19,212	24,211	26,310	30,313	34,710
Data Services migrating to AGN	10,768	5,938	391	0	0	0

Subtotal AGN & AGN related	19,111	25,150	24,603	26,310	30,313	34,710
Incoming ILD	25,013	15,776	11,635	10,456	9,239	8,974

TOTAL	44,124	40,926	36,238	36,765	39,552	43,684

W.Cap.
AGN Services	(1,840)	(1,076)	(140)	(240)	583	914
Data Services migrating to AGN	0	(333)	(2)	0	0	0

Subtotal AGN & AGN related	(1,840)	(1,409)	(142)	(240)	583	914
Incoming ILD	0	1,664	970	1,066	1,071	678

TOTAL	(1,840)	254	828	826	1,654	1,592

Capex
AGN Services	(8,470)	(4,893)	(5,407)	(7,031)	(10,034)	(11,378)
Data Services migrating to AGN	(1,934)	(1,516)	(90)	0	0	0

Subtotal AGN & AGN related	(10,404)	(6,408)	(5,496)	(7,031)	(10,034)	(11,378)
Incoming ILD	(500)	(1,487)	(1,970)	(2,473)	(3,032)	(2,247)

TOTAL	(10,904)	(7,895)	(7,466)	(9,504)	(13,066)	(13,625)

Cash Flow
AGN Services	(1,968)	13,244	18,665	19,039	20,862	24,246
Data Services migrating to AGN	8,834	4,089	299	0	0	0

Subtotal AGN & AGN related	6,866	17,333	18,964	19,039	20,862	24,246
Incoming ILD	24,513	15,953	10,636	9,049	7,278	7,405

TOTAL	31,380	33,286	29,600	28,088	28,140	31,651

8

[Schedule A continued]

COST & OPEX PAID TO AT&T

Percentage paid to AT&T

AGN & AGN related services Cost Opex	6% of total costs 75% of AGN Services Opex

Incoming ILD Costs Opex	25% of total costs 0%

9

Example of Illustrative Historical Calculation

[Attached]

10